[Logo Omitted]
                       American Portfolios Holdings, Inc.
                         4250 Veterans Memorial Highway
                                   Suite 420E
                               Holbrook, NY 11741



                                                                March 31, 2004

Via EDGAR transmission

Mr. John Reynolds, Assistant Director
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

               Re: American Portfolios Holdings, Inc. ("American Portfolios") Registration Statement on Form SB-2 (File No. 333-108871) Application for Withdrawal

Dear Mr. Reynolds:

     American Portfolios hereby requests withdrawal of its registration statement on Form SB-2 referenced above (the "Registration Statement"). We very much appreciate the time you and the other members of the Commission's staff took in reviewing the Registration Statement. American Portfolios seeks to withdraw this Registration Statement because, at the present time, we have no offeror for the securities which are the subject of the Registration Statement.

     American Portfolios believes that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a). American Portfolios does not intend to pursue the Registration Statement at this time, and this sets forth the grounds for seeking withdrawal as required by Rule 477(c). No securities were offered or sold in connection with the offering described in the Registration Statement. American Portfolios may undertake a subsequent private offering in reliance on Rule 155(c).

     If you should have any questions regarding this application, please contact Stuart Sieger of Ruskin Moscou Faltischek, P.C., our counsel, at (516) 663-6546.

                                             Very truly yours,

                                             /s/ Lon T. Dolber
                                             -----------------
                                             Lon T. Dolber, President